Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 26, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Mark A. Cowan

RE:	Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A of DWS Variable Series I (the “Registrant”); (Reg. Nos. 002-96461 and 811-04257)

Dear Mr. Cowan:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via e-mail on March 30, 2012 with regard to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on February 15, 2012.

The Staff’s comments are restated below, followed by the Registrant’s responses.

1.         Fees and Expenses of the Fund

Comment:                      Please provide updated fee tables and examples so that the staff may review the updated information prior to the filing’s effective date.

Response:                      Updated fee tables and examples have been sent to the SEC as requested.

2.         Principal Investment Strategies/Risks

Comment:                      DWS Growth & Income VIP.  Please list any corresponding principal investment strategies that would give rise to Foreign Investment Risk.

Response:                      The Main Investments subsection under Principal Investment Strategy has the following statement: “Although the fund can invest in companies of any size and from any country, it invests primarily in large US companies.” After review and consideration, the Fund believes that Foreign Investment Risk is appropriate in light of the Fund’s ability to invest in companies from any country.

3.         Performance Information

Comment:                      In the table of Average Annual Returns, please remove the “Inception Date” column.  It may appear as a parenthetical in the table.

Response:                      Recently, DWS has engaged in discussions with the SEC staff regarding the presentation of performance tables in connection with the staff review of the DWS retail mutual fund prospectuses and has made a number of changes for funds that have multiple share classes with different inception dates (e.g., a fund that has a share class with only 1 calendar year of returns and others with 5 or 10 years returns).  The table format in the Registrant’s registration statement matches the format that, as a result of those discussions, is being used in the DWS retail fund prospectuses.  DWS would like to retain the format in the Registrant’s registration statement so that a consistent format appears in prospectuses throughout the fund complex.

4.         General

Comment:                      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:                      The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

                    /s/Caroline Pearson
Caroline Pearson
DWS Funds Chief Legal Officer and Managing Director,
Deutsche Investment Management Americas Inc.

cc:           Elizabeth Reza, Esq., Ropes & Gray

2